Mail Stop 4631

                                                             June 21, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 852

       Re:      Arrestage International, Inc.
                Amendment No. 6 to Registration Statement on Form S-1 Filed June 7, 2018
                File No. 333-222148

Dear Mr. Croft:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2018 letter.

General

   1. We note that this offering appears to be a best-efforts offering. We note that your disclosures continue to reference to the participation of underwriters in your offering. For example,

             Footnote 1 to your fee table references underwriters option to cover over-allotments;
             Table on cover page detailing underwriting discounts and commissions;
             Underwriters option referenced on pages 39 and 81; and Underwriting Section on page 91.

       Please revise your disclosures accordingly.
 Gary Croft
Arrestage International, Inc.
June 21, 2018
Page 2


Capitalization, page 35

    2. This offering appears to be a best-efforts, no minimum offering. Therefore, please revise your capitalization table so that it does not reflect the receipt or application of proceeds from this offering. Further, please update your capitalization table to reflect the most recent interim period for which you have included financial statements in this filing.

Dilution, page 36

    3. Please update your dilution information to reflect the most recent interim period for which you have included financial statements in this filing.

Plan of Distribution, page 41

    4. We note your reference to Rule 103 of Regulation M. It is unclear how Rule 103 would be applicable to this offering. Please delete or advise.

Report of Independent Registered Public Accounting Firm, page F-3

    5. Please explain why your auditor revised the date of their audit report for the period ended
       December 31, 2016.

Exhibit 5.1

    6. We note your response to comment 12 and reissue our comment. We note that you are registering 2,000,000 shares of common stock. Counsel's opinion continues to state that you are registering 30,000,000 shares of common stock. Please have counsel revise the legal opinion accordingly.

    7. We note your response to comment 13 and reissue our comment. Counsel's opinion continues to reference selling stockholders. However, there are no selling stockholders participating in this offering. Please have counsel revise the legal opinion accordingly.

Exhibits 23.1 and 23.2

    8. Please amend your filing to include consents from your auditor that are updated to reference the appropriate filing and audit report dates.
 Gary Croft
Arrestage International, Inc.
June 21, 2018
Page 3

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction




cc: Erica Jozwiak